

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via E-mail
Mr. Richard A. Silfen, Esq.
Executive Vice President and General Counsel
American Realty Capital Properties, Inc.
405 Park Avenue, 12th Floor
New York, New York 10022

> **Re: Cole Credit Property Trust, Inc.**
> **Schedule 13E-3 and Schedule TO**
> **Filed by American Realty Capital Properties, Inc. et al.**
> **Filed April 1, 2014**
> **File No. 005-81912**

Dear Mr. Silfen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include the legend required by Rule 13e-3(e)(1)(iii).

2.   Please make the disclosures required by the following items of Regulation M-A:

- Items 1003(c)(3) and (4) with respect to ARCP and Merger Sub
- Items 1007(b) and (d), and Item 1016(b)
- Item 1010
- Item 1013(c)
- Instructions 2 and 3 to Item 1013
- Item 1014(d)

3.   Given the nature and number of comments contained in this letter, please confirm that you will disseminate revised disclosure to security holders.

Position of ARCP Regarding Fairness of the Offer and the Merger, page 8

4.   To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please provide the analysis performed by the board of directors with regard to net asset value, or revise your disclosure to indicate that the board of directors expressly adopted the analyses of Duff & Phelps, LLC.

The appraisal and other information in the context of determining estimated per share value of CCPT common stock, page 10

5.   Please provide additional, quantified disclosure regarding the liquidation analysis. Please also revise your disclosure to indicate that, if true, the board of directors expressly adopted the analyses of Duff & Phelps, LLC. Otherwise, please disclose any liquidation analysis performed by the board of directors. See Instruction 2(v) to Item 1014 of Regulation M-A.

6.   Please file the appraisal as an exhibit to the Schedule 13E-3. See Item 1016(c) of Regulation M-A.

7.   Please file and summarize any written presentation materials prepared by Duff & Phelps, LLC in connection with its delivery of the fairness opinion.

Methodology, page 11

8.   Please disclose the "financial and operating information" used by Duff & Phelps, LLC, as well as "forecasts" or other projections that are materially related to the Rule 13e-3 transaction.

Additional Information Regarding the Engagement of Duff & Phelps as the Appraiser, page 15

9.   Disclosure that the Appraiser's valuation materials should not be relied upon is inappropriate. Please revise.

10.   Please disclose the fee paid to the Appraiser for the appraisal. Please also disclose the fees paid in connection with the CapLease matter. See Item 1015(b)(4).

Merger Agreement, page 15

11.   Disclosure states that the representations and warranties within the merger agreement were made solely for the benefit of the parties, that they were not made for the purpose of providing information to holders of CCPT common stock, and that nobody other than the parties to the merger agreement has any right to rely upon them. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Merger Agreement between ARCP and Cole Real Estate Investments, Inc., page 24

12.   Please provide an analysis as to whether the Cole Merger was the first step in the Rule 13e-3 transaction, with particular emphasis on whether there was any affiliation between ARCP and the subject company prior to the merger.

13.   Please confirm that you have included in the offering document disseminated to security holders all material information with respect to the offer, disregarding any incorporation by reference to previously filed documents.

Information About CCPT, page 39

14.   Please revise to remove the disclaimer of liability with respect to disclosure appearing in your offering document. Similar language appears in the background section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Steven L. Lichtenfeld, Esq.
       Proskauer Rose LLP